1 151 / 139 / 125 255 / 172 / 0 86 / 84 / 83 225 / 102 / 51 124 / 161 / 174 110 / 197 / 184 200 / 74 / 55 158 / 183 / 5 63 / 85 / 103 118 / 120 / 108 248 / 244 / 225 244/ / 138 / 32 Heading font: Adobe Caslon Pro Text Font: Corbel J a n u a r y 1 9 , 2 0 1 6 Company completes the sale of Boston Proper to Brentwood Associates. A u g u s t 1 7 , 2 0 1 1 Company announces acquisition of Boston Proper, adding direct- to-consumer expertise to its existing portfolio and reinforcing the Boston Proper proposition through the Company’s brick and mortar expertise. F e b r u a r y 2 2 , 2 0 1 2 Company reports strong earnings for the fiscal year 2011 fourth quarter and full year (ended January 2012). Annual sales reach $2 billion for the first time and comparable sales were +8.2% for the full year. The fourth quarter marks the 11th straight quarter of positive comparable sales. N o v e m b e r 2 0 , 2 0 1 2 Company reports strong earnings for the fiscal year 2012 third quarter, with comparable sales of +9.9% for a two year stack of 13.6%. S e p t e m b e r 2 0 , 2 0 1 1 Company closes the Boston Proper acquisition. Boston Proper: Chronology of Board Action 2 0 1 5 2 0 1 6 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 M a y 1 6 , 2 0 1 2 Company reports record earnings for the fiscal year 2012 first quarter, with comparable sales of +9.6% and record net sales of $651 million. F e b r u a r y 2 8 , 2 0 1 3 Company reports earnings for the fiscal year 2012 fourth quarter and full year. Comparable sales in the fourth quarter were +3.7% for a two-year stack of 12.4%. The Company also announces its intention to open the first Boston Proper stores in the coming year. M a y 6 , 2 0 1 3 Company announces the appointment of Janice Fields to the Board of Directors. M a y 2 0 1 3 — J u n e 2 0 1 4 Company enters a period of more challenging financial results, against a very challenging macro- economic backdrop for the apparel retail sector. Beginning during the same period a number of apparel retailers, including those operating in the women’s apparel segment, either went into liquidation or announced significant restructuring programs. J u n e 2 7 , 2 0 1 4 Company announces the appointment of Todd Vogensen as Chief Financial Officer. F e b r u a r y 2 6 , 2 0 1 5 Company announces earnings for the fiscal year 2014 fourth quarter and full year. Company also announces significant reduction in expected capital expenditures for fiscal year 2015, and plan to accelerate rationalization of store portfolio and reduce corporate headcount by 12%. J u n e 2 0 1 5 On June 24, 2015, Board approves decision to initiate a sale of Boston Proper, and on June 25, 2015, appoints David Walker as new independent Chair of the Board. A u g u s t 2 6 , 2 0 1 5 Company announces earnings for the second quarter of fiscal 2015, and intention to sell its Boston Proper direct-to- consumer business and close existing stores. N o v e m b e r 2 4 , 2 0 1 5 Company announces financial results for the fiscal 2015 third quarter, along with signing of a non-binding letter of intent to sell Boston Proper. In addition, we also maintained prudent capital returns to shareholders, and returned nearly $1.1 billion to Chico’s FAS shareholders through dividends and share repurchases from 2011 to 2015. O c t o b e r 2 8 , 2 0 1 5 Company announces the appointment of Shelley Broader as Chief Executive Officer and President. D e c e m b e r 1 , 2 0 1 5 Shelley Broader joins as new Chief Executive Officer and President. M a y 2 1 , 2 0 1 5 Company announces David Dyer’s intention to retire as President and Chief Executive Officer at the end of the fiscal year 2015. A u g u s t 2 , 2 0 1 2 Company reports record earnings for the fiscal year 2012 second quarter, with comparable sales of +5.6%, for a two year stack of 18.4%.